UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Timothy Tyson

c/o Icagen, Inc.

4222 Emperor Blvd, Suite 350

Research Triangle Park, Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Tyson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 506,355
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 730,704 (1)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 506,355
WITH	10	SHARED DISPOSITIVE POWER 730,704 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,217,059 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.34% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrants is not listed in the number or percentage of shares beneficially owned.

CUSIP No. 983844101	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D, dated April 13, 2017 (the “Original 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, dated January 29, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, dated April 10, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, dated July 13, 2018 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D, dated August 13, 2018 (“Amendment No. 4”), each filed by the reporting person, Timothy Tyson. Capitalized terms used in this Amendment No. 5 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, as the case may be.

Item 2.	Identity and Background.

(a), (f)	This Amendment No. 5 to Schedule 13D is being made by Timothy Tyson.

(b)	The principal business address for Mr. Tyson is c/o Icagen, Inc., 4222 Emperor Blvd, Suite 350, Research Triangle Park, Durham, North Carolina 27703.

(c)	Mr. Tyson’s present principal occupation is serving as Chairman of the Board of the Issuer.

(d)	Mr. Tyson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Tyson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tyson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 14, 2018, as compensation for services as a member of the Issuer’s Board of Directors, Mr. Tyson was granted: (i) an option to purchase 100,000 shares of Common Stock at an exercise price of $3.50 per share, all of which options vested immediately upon grant, and (ii) an option to purchase 25,000 shares of Common Stock at an exercise price of $3.50 per share, which options vested 50% (12,500 shares of Common Stock) immediately upon grant and the remaining 50% (12,500 shares of Common Stock) on November 14, 2019. The options expire on November 14, 2028.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5 is provided as of November 14, 2018 and is based on 6,393,107 shares of Common Stock outstanding as of November 14, 2018 and 799,988 shares of Series C Preferred Stock outstanding as of November 14, 2018 as disclosed in the Issuer’s Form 10-Q for the period ended September 30, 2018 filed with the SEC on November 19, 2018.

CUSIP No. 983844101	13D	Page 4 of 6 Pages

Mr. Tyson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 164,284 shares of Common Stock and warrants to purchase an aggregate of 131,071 shares of Common Stock (consisting of 75,000 April 2017 Warrants, 15,000 June 2016 Warrants, 35,714 December 2014 Warrants, 5,357 warrants acquired on December 29, 2017); and (b) options to purchase an aggregate of 191,000 (112,500 granted on November 14, 2018 and 78,500 previously granted) shares of Common Stock, all of which options are vested as of November 14, 2018. Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrant is not listed in the number or percentage of shares beneficially owned.

Mr. Tyson is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of the Bridge Warrants exercisable at any time for 45,000 shares of Common Stock, 685,704 shares of Series C Preferred Stock convertible at any time into 685,704 shares of Common Stock and Series C Warrants exercisable at any time for 685,704 shares of Common Stock, which securities are held directly by the Tyson Trust.

As of November 14, 2018, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Tyson (on the basis of 6,393,107 shares of Common Stock outstanding and 799,988 shares of Series C Preferred Stock outstanding, each as of November 14, 2018) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	1,217,059 [1]	16.34 [1]

(b)	Number of shares of Common Stock as to which Mr. Tyson has:

(i) Sole power to vote or to direct the vote:	486,355

(ii) Shared power to vote or to direct the vote:	730,704 [1]

(iii) Sole power to dispose or to direct the disposition of:	486,355

(iv) Shared power to dispose or to direct the disposition of:	730,704 [1]

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

1	Does not include Series C Warrants acquired on April 4, 2018 to purchase 571,420 shares of Common Stock and Series C Warrants acquired on July 13, 2018 to purchase 114,284 shares of Common Stock. Under the terms of the Series C Warrants, a holder may not exercise such warrant to the extent such exercise would cause such holder, together with his, her or its affiliates, to beneficially own a number of shares of Common Stock that would exceed 9.99% of the Issuer’s outstanding shares of Common Stock following such exercise. As a result, the number of shares of Common Stock (initially 571,420 shares and 114,284 shares, respectively) that may be acquired by the reporting person upon exercise of the Series C Warrant is not listed in the number or percentage of shares beneficially owned. Each shares of Series C Preferred Stock entitles the holder thereof to cast the number of votes equal to three times the number of shares of Common Stock into which the Series C Preferred Stock held by such holder is convertible.

CUSIP No. 983844101	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2019	/s/ Timothy Tyson
Timothy Tyson

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Security
11/14/2018	Options to acquire 100,000 shares of Common Stock	*
11/14/2018	Options to acquire 12,500 shares of Common Stock	*

*	As disclosed in this Amendment No. 5, on November 14, 2018, as compensation for services as a member of the Issuer’s Board of Directors, Mr. Tyson was granted: (i) options to acquire 100,000 shares of Common Stock at an exercise price of $3.50 per share, which options vested immediately upon grant, and (ii) options to acquire 25,000 shares of Common Stock at an exercise price of $3.50 per share, which options vested 50% (12,500 options) immediately upon grant and the remaining 50% (12,500 options) on November 14, 2019. All options expire on November 14, 2028.